UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7*)

Trident Brands, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89616C201

(CUSIP Number)

Heather Crawford

Fengate Capital Management Ltd.

2275 Upper Middle Road East, Suite 700

Oakville, Ontario, L6H 0C3

Canada

(905) 491-6599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐**

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power[1] 455,038,195[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 455,038,195[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,038,195[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 93.5%[2]
14.	Type of Reporting Person (See Instructions) PN

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of November 30, 2020, were convertible into 422,726,308 shares of common stock.

2	Based on 32,311,887 shares outstanding, per the Issuer’s Form 10-Q dated October 20, 2020, plus 422,726,308 shares of common stock into which the Convertible Notes may be converted. However, the Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Trident GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 455,038,195[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 455,038,195[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,038,195[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 93.5%[2]
14.	Type of Reporting Person (See Instructions) CO

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of November 30, 2020, were convertible into 422,726,308 shares of common stock.

2	Based on 32,311,887 shares outstanding, per the Issuer’s Form 10-Q dated October 20, 2020, plus 422,726,308 shares of common stock into which the Convertible Notes may be converted. However, the Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

CUSIP No. 89616C201

1.	Names of Reporting Persons Fengate Capital Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 455,038,195[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 455,038,195[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 455,038,195[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 93.5%[2]
14.	Type of Reporting Person (See Instructions) IA/CO

1	Held in the form of 2,811,886.44 shares of common stock and certain convertible notes (the “Convertible Notes”) which, as of November 30, 2020, were convertible into 422,726,308 shares of common stock.

2	Based on 32,311,887 shares outstanding, per the Issuer’s Form 10-Q dated October 20, 2020, plus 422,726,308 shares of common stock into which the Convertible Notes may be converted. However, the Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

CUSIP No. 89616C201

Item 1.	Security and Issuer

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 7”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Fengate Trident LP, Fengate Trident GP Inc., and Fengate Capital Management Ltd. (collectively, the “Reporting Persons”) on May 8, 2017 (the “Initial Schedule 13D”), the Amended Schedule 13D filed by the Reporting Persons on September 14, 2017 (“Amendment 1”), the Amended Schedule 13D filed by the Reporting Persons on September 18, 2017 (“Amendment 2”), the Amended Schedule 13D filed by the Reporting Persons on November 5, 2019 (“Amendment 3”), the Amended Schedule 13D filed by the Reporting Persons on November 12, 2019 (“Amendment 4”), the Amended Schedule 13D filed by the Reporting Persons on March 20, 2020 (“Amendment 5”) and the Amended Schedule 13D filed by the Reporting Persons on June 12, 2020 (“Amendment 6”) in connection with the parties and matters referenced therein and herein, with respect to the common stock, $.001 par value (the “Common Stock”), of Trident Brands, Inc. (the “Issuer”). This Schedule 13D is being filed as a result of the events described in Item 4 below. Any capitalized terms used and not defined in this Amendment 7 shall have the meanings set forth in the Initial Schedule 13D, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and/or Amendment 6. Only those items that are hereby reported are amended; all other items, including previously filed exhibits, remain unchanged and are incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock reported in this Amendment 7 includes 2,811,886.44 shares of Common Stock beneficially owned by the Reporting Persons and additional shares of Common Stock that may be issued to the Reporting Persons upon conversion of certain Convertible Notes, as defined below. As of November 30, 2020, the Reporting Persons entered into Notes Amendment 4 (as hereinafter defined) with the Issuer pursuant to which, among other things (i) certain convertible notes in an aggregate principal amount of $10,000,000 were amended to remove the conversion feature, extend the maturity date, and amend certain interest terms and (ii) the parties agreed that Convertible Notes in an aggregate principal amount of $17,659,392, which amount includes accrued interest on the Convertible Notes and the notes in a principal amount of $10,000,000, will be converted into preferred shares of the Issuer.

Item 4.	Purpose of Transaction

The Common Stock and Convertible Notes have been acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities, and have not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having such purpose or effect. From time to time the Reporting Persons may acquire additional securities of the Issuer, or sell securities of the Issuer. In addition to the transactions reported in the Initial Schedule 13D, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5 and Amendment 6, the following has occurred:

On November 30, 2020, Trident Brands, Inc. (the “Issuer”) and Fengate Trident LP (the “Purchaser”) entered into a Fourth Amendment to the Convertible Promissory Notes Agreement by and between the Issuer and the Purchaser dated as of November 6, 2019 and previously amended on January 9, 2020, March 5, 2020 and June 3, 2020, (“Notes Amendment 4”) in which the Purchaser has agreed, subject to certain conditions, including certain shareholder approval requirements, to accept 29,432,320 shares of Issuer non-convertible preferred stock, in full and complete satisfaction, of (i) all amounts owing under the convertible notes issued February 5, 2015 (US$1,800,000), May 14, 2015 (US$500,000), September 26, 2016 (US$4,100,000), May 9, 2017 (US$4,400,000) and May 16, 2018 (US$1,500,000), respectively through November 30, 2020 (including accrued interest thereon), and (ii) all accrued interest on the outstanding convertible notes issued to the Purchaser on November 30, 2018 (US$3,400,780), April 13, 2019 (US$2,804,187) and November 6, 2019 (US$3,795,033) respectively (collectively the “Amended SPA Notes”). In addition, pursuant to Notes Amendment 4, the following amendments were made to the Amended SPA Notes, (i) eliminate the conversion feature, (ii) provide for a simple interest rate of 8% per annum, with the first 2 years of interest payable at maturity of the Amended SPA Notes and the last three years of interest payable quarterly beginning on February 28, 2023, and (iii) extend the maturity from December 31, 2020 to November 30, 2025.

As of the date of this Amendment 7, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person, and the disclosure in Item 4.

(c)	Other than as reported herein, in the sixty days prior to the date of filing of this Amendment 7, the Reporting Persons have engaged in no other transactions in the Common Stock.

(d)	Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on in this Amendment 7.

(e)	Not applicable.

The Reporting Persons are subject to certain Canadian pension fund rules and regulations that include a prohibition on the Reporting Persons from holding (whether investing directly or indirectly) securities of a corporation to which are attached 30 per cent or more of the votes that may be cast to elect the directors of that corporation.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters discussed in this Amendment 7, the Initial Schedule 13D, Amendment 1, Amendment 2, Amendment 3, Amendment 4, Amendment 5, Amendment 6 and/or any exhibits thereto or hereto, there are no contracts, arrangements or understandings among the Reporting Persons or with any other persons with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	–	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2	–	Amendment To Convertible Promissory Notes dated January 9, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A, Amendment No. 1, filed by Trident Brands, Inc. on January 23, 2020).

Exhibit 99.3	–	Amendment No. 2 to Convertible Promissory Notes dated March 5, 2020 (incorporated by reference to Exhibit 99.3 to Amendment 5 filed by the Reporting Persons on March 20, 2020).

Exhibit 99.4	–	Amendment No. 3 to Convertible Promissory Notes dated June 3, 2020 (filed herewith).

Exhibit 99.5	–	Amendment No. 4 to Convertible Promissory Notes dated November 30, 2020 (filed herewith).

CUSIP No. 89616C201

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 3rd day of December, 2020

Fengate Trident LP

/s/ Heather Crawford
Heather Crawford
Secretary of Fengate Trident GP Inc., the General Partner of Fengate Trident LP

Fengate Trident GP Inc.

/s/ Heather Crawford
Heather Crawford
Secretary

Fengate Capital Management Ltd.

/s/ Heather Crawford
Heather Crawford
Secretary

CUSIP No. 89616C201

SCHEDULE I

Executive officers and directors of Fengate Trident GP, Inc.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, Director
Heather Crawford	Secretary
Justin Catalano	Vice President, Director

SCHEDULE II

Executive officers and directors of Fengate Capital Management Ltd.

The business address of each executive officer and director is c/o Fengate Capital Management Ltd.,

2275 Upper Middle Road East, Suite 700, Oakville, Ontario, L6H 0C3. Except as otherwise indicated herein,

the principal occupation of each individual is that set forth below. Each individual is a Canadian citizen.

Except as otherwise disclosed herein, none of the following persons is the beneficial owner of any securities of the Issuer

Name	Title
Lou Serafini Jr.	President, CEO, Treasurer, Director
George Theodoropoulos	Managing Director, Infrastructure, Director
Heather Crawford	Secretary
Pranav Pandya	CFO, Director

CUSIP No. 89616C201

Index to Exhibits

Exhibit 99.1	–	Joint Filing Agreement dated May 8, 2017, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Schedule 13D filed by the Reporting Persons on May 8, 2017).

Exhibit 99.2	–	Amendment To Convertible Promissory Notes dated January 9, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A, Amendment No. 1, filed by Trident Brands, Inc. on January 23, 2020).

Exhibit 99.3	–	Amendment No. 2 to Convertible Promissory Notes dated March 5, 2020 (incorporated by reference to Exhibit 99.3 to Amendment 5 filed by the Reporting Persons on March 20, 2020).

Exhibit 99.4	–	Amendment No. 3 to Convertible Promissory Notes dated June 3, 2020 (filed herewith).

Exhibit 99.5	–	Amendment No. 4 to Convertible Promissory Notes dated November 30, 2020 (filed herewith).